UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Owens Corning

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

690742101

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690742101

1.	Name of Reporting Persons Wayzata Investment Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 15,955,953
7. Sole Dispositive Power 0
8. Shared Dispositive Power 15,955,953

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,955,953
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 12.5%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 690742101

1.	Name of Reporting Persons Patrick J. Halloran
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 15,955,953
7. Sole Dispositive Power 0
8. Shared Dispositive Power 15,955,953

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,955,953
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 12.5%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 690742101

Item 1.	(a).	Name of Issuer. Owens Corning
	(b).	Address of Issuer’s Principal Executive Offices: One Owens Corning Parkway Toledo, OH 43659
Item 2.	(a).

Name of Person Filing:

This statement is filed by:

(i)     Wayzata Investment Partners LLC, a Delaware limited liability company (the “Investment Manager”), which serves as investment adviser to Wayzata Recovery Fund, LLC, Wayland Distressed Opportunities Fund I-C, LLC, Wayzata Opportunities Fund II, L.P., Wayzata Opportunities Fund Offshore II, L.P., Wayzata Opportunities Fund, LLC and Wayzata Opportunities Fund Offshore, L.P., (collectively, the “Wayzata Funds”), with respect to the Common Shares (as defined in Item 2(d) below) directly owned by the Wayzata Funds; and

(ii)   Patrick J. Halloran, an individual (“Mr. Halloran”), who serves as the manager of the Investment Manager and who controls MAP Holdings LLC which is the majority member of the Investment Manager.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Common Shares owned by another Reporting Person. In addition, each of Wayzata Investment Partners LLC and Mr. Halloran disclaims beneficial ownership of the Common Shares owned by the Wayzata Funds.

	(b).	Address of Principal Business Office or, if none, Residence The address of the business office of each of the Reporting Persons is 701 East Lake Street, Suite 300, Wayzata, MN 55391.
	(c).	Citizenship The Investment Manager is a limited liability company organized under the laws of the State of Delaware. Mr. Halloran is a United States citizen.
	(d).	Title of Class of Securities: Common Stock, par value $.01 per share (the “Common Shares”)
	(e).	CUSIP Number: 690742101
Item 3.		If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

	(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

	(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

	(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

	(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e) ☒	An investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E)

	(f) ☐	An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

	(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j) ☐	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).
Item 4.		Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount which the Reporting Persons may be deemed to beneficially own (See Item 2. (a)): Wayzata Investment Partners LLC – 15,955,953 Patrick J. Halloran – 15,955,953
(b)

Percent of class:

Wayzata Investment Partners LLC – 12.5%

Patrick J. Halloran – 12.5%.

The percent of class set forth in this Item 4(b) is based on the Company’s quarterly report for the quarterly period ended September 30, 2009 filed on Form 10-Q on October 28, 2009, which indicates that as of October 14, 2009, there were 127,832,344 Common Shares outstanding.

(c)

Number of shares to which the person has:

(i) Sole power to vote or to direct the vote:

Wayzata Investment Partners LLC – 0

Patrick J. Halloran – 0

(ii) Shared power to vote or to direct the vote:

Wayzata Investment Partners LLC – 15,955,953

Patrick J. Halloran – 15,955,953

(iii) Sole power to dispose or to direct the disposition of:

Wayzata Investment Partners LLC – 0

Patrick J. Halloran – 0

(iv) Shared power to dispose or to direct the disposition of:

Wayzata Investment Partners LLC – 15,955,953

Patrick J. Halloran – 15,955,953

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

N/A
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A
Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to s.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s.240.13d-1(c) or s.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A
Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10 Certification.

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wayzata Investment Partners LLC

By	/s/ Patrick J. Halloran
Manager

Patrick J. Halloran

By:	/s/ Patrick J. Halloran

February 16, 2010

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.01 par value, of Owens Corning, a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Wayzata Investment Partners LLC

By	/s/ Patrick J. Halloran
Manager

Patrick J. Halloran

By:	/s/ Patrick J. Halloran

February 16, 2010